SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) February 11, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 8.01.   Other events of importance to security holders.

On February 10, 2005, the Company issued a news release announcing it plans to release its fourth quarter and year end December 31, 2004 earnings and file its Annual Report on Form 10-K on March 15, 2005.

EXHIBIT INDEX

On February 10, 2005, the Company issued a news release announcing it plans to release its fourth quarter and year end December 31, 2004 earnings and file its Annual Report on Form 10-K on March 15, 2005.

The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date February 10, 2005

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer